Phone:	212-885-5369
Fax:	212-885-5001
Email:	ESimonson@BlankRome.com

May 3, 2012

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Peggy Kim, Special Counsel

Re:        Vermillion, Inc.

Preliminary Proxy Statement filed by György B. Bessenyei,

Gregory V. Novak, and Robert S. Goggin

Filed April 20, 2012

File No. 1-34810

Dear Ms. Kim:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 1, 2012 (the “Comment Letter”), addressed to Eric Simonson, Esq., counsel to Gyӧrgy B. Bessenyei, Gregory V. Novak, and Robert S. Goggin (the “Participants”). The Staff issued the Comment Letter in connection with the Participants’ filing on April 20, 2012 of a Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) in connection with Vermillion, Inc. (the “Issuer” or “Company”). In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to the comment.

Preliminary Proxy Statement

General

1.	We note that Vermillion has proposed additional matters on its proxy card, which do not appear on the participants’ proxy card. Please revise the participant’s proxy statement and proxy card to include each of Vermillion’s proposals or revise your proxy statement and proxy card to clearly state that shareholders will be disenfranchised with respect to the other matters being solicited by Vermillion.

The Chrysler Building 405 Lexington Avenue New York, NY 10174

www.BlankRome.com

California • Delaware • Florida • New Jersey • New York • Ohio • Pennsylvania • Texas • Washington, DC • Hong Kong

Securities and Exchange Commission

May 3, 2012

Response: Please note that the Participant’s proxy statement and proxy card have been revised to include each of Vermillion’s proposals.

Background to the Solicitation

2.	Please further describe the “key metrics and progress to milestones” which Mr. Bessenyei believed Vermillion was not keeping investors informed about and why Mr. Bessenyei did not believe that Vermillion addressed his concerns in a meaningful way.

Response: Please note that the Schedule 14A has been amended to disclose that in the course of his business as an independent financial advisor and analyst, Bessenyei published a report on December 15, 2011 claiming, among other things, that the Company withheld information about the high Medicare denial rate of OVA1 from investors. The Company responded to some of these criticisms in a Form 8-K filed on December 22, 2011 but did not discuss the Medicare problems in detail. Accordingly, Mr. Bessenyei does not believe that the Company addressed his concerns in a meaningful way.

3.	We note that you identify the Vermillion nominees by name. Please revise to omit the names of the Vermillion nominees since they have not consented to being named in the proxy statement, or advise us. Refer to Rule 14a-4(d)(4).

Response: Based on our conversation with you on May 2, 2012, we understand that this comment has been withdrawn.

Reasons for the Solicitation

4.	Please revise to state whether the Group Nominees have any specific plans to increase stockholder value, and if so, then describe any specific plans.

Response: As set forth in Schedule 14A filed on April 20, 2012, the Participants believe that the addition of the Group Nominees to the board, should significantly improve the oversight function of the Board of Directors and provide the stockholders of the Company with a much needed independent voice on matters of great importance to the stockholders, including stockholder value.

Please note that we have also revised the Schedule 14A under the section entitled “Proposed Plan for Vermillion, Inc.” to include the anticipated initiatives, as set forth below, for which the Group Nominees expect to advocate if elected.

Securities and Exchange Commission

May 3, 2012

•	The Group Nominees intend to call for the removal of Ms. Page as the Company’s CEO and for her replacement with a more suitable candidate not yet identified.
•	The Group Nominees intend to call for an amendment to the Company’s bylaws to provide for a right for stockholders to call a special meeting at anytime, if stockholders holding more than 10% of the Company’s outstanding voting stock request such a meeting.
•	The Group Nominees intend to press for the reduction of sales, general and administrative costs, for an increase in research and development spending, and for a change in the Company’s focus from a sales organization to a corporation more focused on research and development and intellectual property.
•	The Group Nominees intend to shift the direction of the Company’s primary focus toward FDA approval of the VASCLIR (PAD) blood test and the OVA2 test.

Election of Directors

5.	Please revise the proxy statement to state that there is no assurance that the registrant’s directors will serve if elected with any of the participants’ nominees. We note that you have already included similar language on the proxy card.

Response: Please note that we have revised the proxy statement to state that there is no assurance that the Company’s directors will serve if elected with any of the Group Nominees.

6.	We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: In the Participant’s nomination notices delivered to the Company regarding their nominations to the Company’s board of directors, the Participants specifically reserved their right to provide substitute nominees. The Participants believe that the Company’s amended and restated bylaws are ambiguous with respect to the procedure for the substitution of nominees. However, the Participants believe that they have satisfied any advance notice requirements of the Company’s amended and restated bylaws by reserving their rights to provide substitute nominees in the nomination notices.

Securities and Exchange Commission

May 3, 2012

Additionally, should the Participants lawfully identify or nominate substitute nominees before the meeting, the Participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Other Matters Likely to be Considered at the Annual Meeting

7.	Please revise to number the proposals, as you have done on the proxy card.

Response: Please note that the Schedule 14A has been revised to number each of the proposals.

8.	We note your disclosure, here and on the proxy card, that if the proxy card is unmarked, then the participants will vote the proxy card in their discretion. Please revise, here and on the proxy card, to specifically state how unmarked cards will be voted, i.e., whether for, against, or abstain. Refer to Rule 14a-4(b)(1).

Response: Please note that if the proxy card is unmarked, the Participants will vote FOR Proposal 1 (the election of the Group Nominees to the Board), AGAINST Proposals 2 (advisory vote on executive compensation) and 4 (amendment of the Company’s 2010 Stock Incentive Plan to increase the number of shares of common stock authorized for issuance under the 2010 Plan by 1,300,000 shares), and in the discretion of the named proxies or their substitutes with respect to Proposal 3 (ratification of the selection of BDO USA, LLP as the Company’s independent registered accounting firm).

This disclosure has been added to the proxy statement and the proxy card.

Solicitation; Expenses

9.	We note that proxies may be solicited by mail, advertisement, telephone, internet, facsimile, other media, and personal solicitation. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Securities and Exchange Commission

May 3, 2012

Response: Please note that we are aware and understand that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet, must be filed under the cover of Schedule 14A.

Information about the Company

10.	We note that this filing refers security holders to information that will be contained in the registrant’s proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

Response: Please note that the Participants intend to disseminate their proxy statement only after the distribution of the Company’s proxy statement for the annual meeting.

Information Concerning Participants and their Associates

11.	We note that all the derivative interests previously held by Mr. Bessenyei have expired. Please revise to further describe the derivatives referred to here and in Appendix B. Refer to Item 5(b)(1)(viii) of Schedule 14A.

Response: Please note that the description of the derivative interests previously held by Mr. Bessenyei has been revised in Appendix B to disclose that all of the derivatives were call options purchased in the open market that have expired.

Securities and Exchange Commission

May 3, 2012

If any member of the Staff should have any questions regarding the Schedule 14A or our response to the Comment Letter, please do not hesitate to contact me at 212.885.5369 (fax 917.332.3846) or ESimonson@BlankRome.com.

Sincerely,

/s Eric Simonson
Eric Simonson

cc:	György B. Bessenyei

Gregory V, Novak

Robert S. Goggin